SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 17, 2010

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on August 16, 2010 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/sehk/20100816/LTN20100816723.pdf with respect to the unaudited results of the Company and its subsidiaries for the six months ended June 30, 2010.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: August 17, 2010

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

2010 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the "Board") of China Southern Airlines Company Limited (the "Company") is pleased to announce the unaudited results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2010. This announcement, containing the full text of the 2010 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in relation to information to accompany preliminary announcements of interim results. Printed version of the Company's 2010 Interim Report will be delivered to the H-Share holders of the Company and available for viewing on the websites of the Stock Exchange at www.hkexnews.hk and of the Company at www.csair.com on or before 23 August 2010.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
16 August 2010

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

CORPORATE INFORMATION

DIRECTORS

Executive Directors

Si Xian Min *(Chairman)*
Li Wen Xin
Wang Quan Hua
Liu Bao Heng
Tan Wan Geng *(President)*
Zhang Zi Fang *(Executive Vice President)*
Xu Jie Bo *(Executive Vice President and Chief Financial Officer)*
Chen Zhen You

Independent Non-Executive Directors

Wang Zhi
Sui Guang Jun
Gong Hua Zhang
Lam Kwong Yu

SUPERVISORS

Sun Xiao Yi *(Chairman of the Supervisory Committee)*
Li Jia Shi
Zhang Wei
Yang Yi Hua
Liang Zhong Gao

JOINT COMPANY SECRETARIES

Xie Bing
Liu Wei

AUTHORISED REPRESENTATIVES

Xu Jie Bo
Liu Wei

PRINCIPAL BANKERS

The Industrial & Commercial Bank of China
Bank of China
China Construction Bank
Agricultural Bank of China
China Development Bank

LEGAL ADVISERS TO THE COMPANY

DLA Piper Hong Kong
Z&T Law Firm

SHARE REGISTRAR

Hong Kong Registrars Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

BNY Mellon Shareowner Services
P.O. Box 358516
Pittsburgh, PA15252-8516
U.S.A.

China Securities Depository and Clearing Corporation Limited Shanghai Branch
Floor 36, China Insurance Building
166 Lu Jia Zui East Road, Shanghai
PRC

CORPORATE HEADQUARTERS

278 Ji Chang Road
Guangzhou
PRC 510405
Website: www.csair.com

PLACE OF BUSINESS IN HONG KONG

Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

INTERNATIONAL AUDITORS

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Hong Kong

PRC AUDITORS

KPMG Huazhen
8/F, Office Tower E2
Oriental Plaza
No. 1 East Chang An Avenue
Beijing
PRC
Postcode 100738

REVIEW AND PROSPECTS

During the reporting period, the global economies showed slow recovery while the domestic economic growth momentum stayed strong, with a prosperous aviation market in both passenger and cargo. Facing a rebounding market, the Group strived to increase its yield by strengthening its safety operation, advancing its strategic transformation, speeding up its full-scale hub construction and continuously optimising its routes and flights. In addition, the Group is actively carrying out its services and management innovation, enhancing its operational management, putting forth effort to raising its service standard and extensively cooperating with external entities. As a result, the Company's operating results were thus substantially improved.

During the reporting period, the Company strengthened its safety management, which guaranteed the stability of its safety condition. By the end of June 2010, the Company achieved records of over 7 million accumulated safe flight hours and 192 consecutive months of air security.

During the reporting period, the Group accelerated its strategic transformation, and commenced the "Year for Implementation of the Strategic Transformation". The Group promoted its hub construction by eying transit services to Australia as a key breakthrough. Thanks to these efforts, the overall synergies in hubs planning, flight arrangement, product design, marketing, ground service and other aspects were formed, and a sound result was attained.

Riding on the buoyant development in aviation industry, the Group realized improvement in both quantity and quality of its operation. In particular, it strived to improve its yield in the domestic passenger market, so that a steady rapid growth for the same was maintained. Leveraging on its strengthened hub transit to improve the operation quality of international routes, its operating results of international routes were substantially improved. It fully utilized the opportunities arising from cargo market recovery and the additional traffic capacity to explore more deeply the operating potential of its cargo freighters, which formed a new source of income for the Company.

During the reporting period, the Company launched a proposal on non-public issue of shares of 2010, which intended to further reduce its gearing ratio and financial burden, and improve the Company's operating performance. The proposal has been passed by the Board and Shareholders of the Company, and is now awaiting the approval of the CSRC.

During the reporting period, the Group focused on solutions to irregular flights, its service quality was thus further improved. In terms of services innovation, the Group launched the premium economy class cabin (W class) on its domestic routes, which attracted business travellers through services differentiation, so as to satisfy the needs of different levels of travellers to the largest extent.

For the period under review, the Group's total traffic revenue was RMB33,074 million, an increase of RMB9,476 million or 40.2% from the same period last year. Meanwhile, the Group's total traffic volume increased by 32.5% to 6,078 million RTKs. Passenger load factor was 77.9%, representing an increase of 3.1 percentage points from the same period last year. The number of passengers carried was 36.23 million, representing an increase of 17.1% from the same period last year. The aggregate utilisation rate of the Group's aircraft was 9.56 hours per day for the period under review, an increase of 0.33 hour or 3.6% from the same period last year.

REVIEW AND PROSPECTS (cont'd)

Passenger revenue for the period under review was RMB30,650 million, up 36.6% from the same period last year, representing 92.7% of the Group's total traffic revenue. Passenger traffic volume increased by 21.7% to 52,798 million RPKs. The overall passenger yield per RPK increased by 11.5% from RMB0.52 to RMB0.58.

Domestic passenger revenue was RMB25,827 million, up 34.6% from the same period last year. Domestic passenger revenue accounted for 84.3% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 14.8% while passenger traffic volume, in terms of RPKs, increased by 17.7% from the same period last year, resulting in an increase in passenger load factor of 1.9 percentage points to 78.5%. During the reporting period, the passenger yield per RPK increased by 13.7% from RMB0.51 to RMB0.58.

For Hong Kong, Macau and Taiwan routes, the Group recorded a passenger revenue of RMB723 million, an increase of 55.5% from same period last year. Hong Kong, Macau and Taiwan passenger revenue accounted for 2.3% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 33.6% while passenger traffic volume, in terms of RPKs increased by 48.0% from the same period last year, resulting in an increase in passenger load factor of 7.3 percentage points to 74.9%. The passenger yield per RPK increased by 5.0% from RMB0.80 to RMB0.84.

Passenger revenue for the Group's international routes amounted to RMB4,100 million, an increase of 47.4% from the same period last year. International passenger revenue accounted for 13.4% of the total passenger revenue. Passenger capacity, in terms of ASKs, increased by 28.4% while passenger traffic volume, in terms of RPKs, increased by 49.1% from the same period last year, resulting in an increase in passenger load factor of 10.3 percentage points to 74.6%. The passenger yield per RPK were both RMB0.56 for 2009 and 2010.

Cargo and mail revenue was RMB2,424 million, an increase of 108.6% from the same period last year. Cargo and mail revenue accounted for 7.3% of total traffic revenue. Cargo and mail carried increased by 37.6% to 512,000 tonnes from the same period last year, mainly due to the increased transportation demand driven by global economy recovery. The cargo and mail yield per tonne kilometres increased by 8.6% from RMB1.62 to RMB1.76.

Total operating expenses increased by 29.3% to RMB32,357 million from the same period last year, primarily due to the combined effect of increase in average fuel costs, maintenance expenses, landing and navigation fees and sales commissions.

Flight operations expenses increased by 38.9% to RMB17,923 million from the same period last year. Of these expenses, fuel cost was RMB10,882 million, up 63.4% from the same period last year, mainly as a result of the increase in fuel prices and fuel consumption.

Aircraft and traffic servicing expenses increased by 15.3% to RMB4,984 million from the same period last year, primarily as a result of an increase in the number of landings and take-offs.

Maintenance expenses increased by 20.3% to RMB2,559 million from the same period last year. It is mainly due to increased routine maintenance as a result of an increase in the number of aircraft and aircraft utilisation rate.

Depreciation and amortization expenses increased by 14.9% to RMB3,342 million from the same period last year, mainly as a result of the increased number of owned and finance-leased aircraft during the first half of 2010.

REVIEW AND PROSPECTS (cont'd)

Promotion and sales expenses increased by 27.1% to RMB2,360 million from the same period last year, mainly as a result of the increase in sales commission.

General and administrative expenses increased by 23.6% and amounted to RMB985 million, during the period under review, mainly as a result of business expansion.

Interest expenses decreased by 29.4% to RMB615 million during the period under review, mainly as a result of the decrease in average effective interest rate of bank loans and obligations under finance leases.

Net exchange gain increased by 663.89% to RMB275 million from the same period last year, mainly resulted from Renminbi appreciation during 2010. Such amount mainly represented an unrealised translation on retranslation of foreign currency denominated liabilities at the year end.

The Company entered into an agreement with China Southern Air Holding Company ("CSAHC") to dispose of its entire equity interest in MTU Maintenance Zhuhai Co., Ltd. The Company received the consideration of RMB1,608 million from CSAHC in February 2010 and recorded a gain of RMB1,078 million during the period.

During the first half of 2009, the Group recognized refunds of the Civil Aviation Administration of China Infrastructure Development Fund contributions of RMB1,328 million. No such refund was received in the current period.

Income tax expense increased by 346.2%, from RMB93 million in 2009 to RMB415 million in 2010, mainly due to the net effect of an increase in taxable profits.

As a result of the aforementioned factors, for the six months ended 30 June 2010, the Group recorded a net profit after tax of RMB2,229 million, as compared to a net profit after tax of RMB135 million for the same period last year.

Looking into the second half of 2010, benefitting from steady growth in the domestic economy and optimal adjustment to economic structures, the aviation market will remain a sound momentum for rapid growth, while the improvement in national income, supported by a stimulus plan promulgated by the state, shall continue to lay a solid foundation for the aviation industry. However, we are also aware of the fact that the global economic recovery falters, and the domestic economy, affected by structure adjustment and implementation of macroeconomic control policies, may slow down. The Company also faces a new challenge from the operation of high speed railways. The Group intends to complete its annual operating objectives through the following measures:

1. Stringent control of risks to ensure a stable and safe situation. The Company will further enhance its safety base to improve its safety management and control capacity, so as to establish a reliable long-term safety mechanism as soon as possible and ensure a safe operation throughout the whole year;

2. Leveraging opportunities to focus on key markets, improve second-tier markets, and explore emerging markets. The Company will strengthen the operation of cargo freighters to improve its profitability, and, capitalize on opportunities such as the World Expo, summer peak season, Guangzhou Trade Fair and Asian Games, to increase the Company's operating results;

REVIEW AND PROSPECTS (cont'd)

3. Deepening structure adjustment and strategic transformation to enhance the quality of transit business. The Company will enhance the hub construction in Guangzhou, Beijing and Urumqi to optimize its transit services, and introduce the experience of Australia transit service to Southeast Asia, Europe and the United States routes to improve its aviation network and overall efficiency; and

4. Further improving the service brand of China Southern Airlines, to capitalize on the Guangzhou Asian Games to build its brand image and promote its brand awareness. The Company will continue to emphasize solutions to delayed flights, improve its ground and on-board services, perfect its service workflows, facilitate the marketing of its premium economy class cabin, improve the sales for first and business class cabins, with a view to enhance competitiveness of the Company's brand.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 30 June 2010, the Group's current liabilities exceeded its current assets by RMB27,192 million, which includes bank and other loans, and obligations under finance leases repayable within one year totalling RMB21,205 million. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. In preparing the interim financial report, the directors of the Company have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short term obligations and capital expenditure requirements.

As at 30 June 2010, the Group's borrowings totalled RMB66,569 million, an increase of RMB7,924 million from RMB58,645 million as at 31 December 2009. The borrowings were mainly denominated in United States dollars and Renminbi, with 11.8% of the total balance being fixed interest rate borrowings. Of such borrowings, RMB21,205 million, RMB13,509 million, RMB8,619 million, RMB3,562 million and RMB19,674 million will be repayable in the twelve months ending 30 June 2011, 2012, 2013, 2014, 2015 and thereafter, respectively. As at 30 June 2010, cash and cash equivalents of the Group totalled RMB6,503 million, an increase of RMB2,160 million from RMB4,343 million as at 31 December 2009. Of the total balance, 14.7% was denominated in foreign currencies.

As at 30 June 2010, net debts (bank and other loans, obligations under finance leases, trade and bills payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents) increased by 5.8% to RMB77,373 million from RMB73,113 million as at 31 December 2009.

As at 30 June 2010, total equity attributable to equity shareholders of the Company amounted to RMB12,409 million, an increase of RMB2,058 million from RMB10,351 million as at 31 December 2009, mainly reflecting the profit attributable to equity shareholders of the Company recorded for the period under review. Total equity as at 30 June 2010 amounted to RMB15,448 million (31 December 2009: RMB13,262 million).

Ratio of net debt to total equity of the Group as at 30 June 2009 is 5.01 times, as compared to 5.51 times as at 31 December 2009.

FINANCIAL RISK MANAGEMENT POLICY

Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance lease and bank and other loans are denominated in foreign currencies, principally in US dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch offices after payment of expenses. As at 30 June 2010, the Group had two outstanding forward option contracts of notional amount ranging from USD19 million to USD38 million. The contracts are to buy US Dollars by selling Japanese Yen at certain specified rates on monthly settlement dates until the maturity of the contracts in 2011. At 30 June 2010, the fair value of these currency forward option contracts was financial liabilities of approximately RMB36 million.

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices.

CHARGES ON ASSETS

As at 30 June 2010, certain aircraft and advance payments of aircraft of the Group with an aggregate carrying value of approximately RMB47,326 million (as at 31 December 2009: RMB41,985 million) were mortgaged under certain loan and lease agreements.

COMMITMENTS

As at 30 June 2010, the Group had capital commitments of approximately RMB59,000 million. Of such amounts, RMB57,061 million was related to the acquisition of aircraft and related flight equipment and RMB1,939 million for other projects.

CONTINGENT LIABILITIES

Details of contingent liabilities of the Group are set out in note 22 to the interim financial report prepared under International Accounting Standard 34.

DIVIDENDS

The Board does not propose to declare an interim dividend for the six months ended 30 June 2010.

CHANGES OF INFORMATION OF DIRECTORS AND SUPERVISORS UNDER RULE 13.51B(1) OF THE LISTING RULES

Below are the changes of directors' and supervisors' information required to be disclosed pursuant to Rule 13.51B(1) of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since the date of the 2009 Annual Report:

Mr. Gong Hua Zhang, an independent non-executive director of the Company, resigned as a director of China Yangtze Power Co., Ltd. (Stock Code: 600900).

Mr. Lam Kwong Yu, an independent non-executive director of the Company, resigned as an independent non-executive director of Hong Kong Aircraft Engineering Company Limited (Stock Code: 00044) in June 2010. He has been appointed as an independent director of Hong Kong Citybus Co., Ltd. since February 2010.

Save for the information disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

STRUCTURE OF SHARE CAPITAL

As at 30 June 2010, the share capital of the Company comprised the following:

Category of Shares	Number of Shares held	Percentage to the total share capital (%)
A Shares with selling restrictions	4,021,150,000	50.24%
H Shares	2,482,417,000	31.02%
A Shares	1,500,000,000	18.74%
Total share capital	8,003,567,000	100.00%

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2010, to the best knowledge of the directors, chief executives and supervisors of the Company, the interests and short positions of the following persons other than the directors, chief executive or supervisors in the Shares and underlying Shares of the Company as recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO") are as follows:

Name of shareholders	Capacity	Types of Shares	Number of Shares held	% of the total issued A Shares of the Company	% of the total issued H Shares of the Company	% of the total issued share capital of the Company
CSAHC (Note)	Beneficial owner	A Shares	4,021,150,000 (L)	72.83%	–	50.24%
	Interest of controlled corporations	H Shares	726,500,000 (L)	–	29.27%	9.08%
		Sub-total	*4,747,650,000 (L)*	–	–	*59.32%*
Nan Lung Holdings Limited ("Nan Lung") (Note)	Beneficial owner	H Shares	721,150,000 (L)	–	29.05%	9.01%
	Interest of controlled corporations	H Shares	5,350,000 (L)	–	0.22%	0.07%
		Sub-total	*726,500,000 (L)*	–	*29.27%*	*9.08%*

Note: CSAHC was deemed to be interested in the aggregate of 726,500,000 H Shares through its wholly-owned subsidiaries in Hong Kong. Of which 5,350,000 H Shares were directly held by Asia Travel Investment Company Limited (representing approximately 0.22% of the then total H Shares in issue), and 721,150,000 H Shares were directly held by Nan Lung (representing approximately 29.05% of the then total H Shares in issue). As Asia Travel Investment Company Limited was also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 5,350,000 H Shares held by Asia Travel Investment Company Limited.

CSAHC also had a long position in 132,510,000 A Shares and through Nan Lung (a wholly-owned subsidiary of CSAHC), a long position in 312,500,000 H Shares as a result of the signing of the A Shares subscription agreement dated 8 March 2010 entered into between the Company and CSAHC and the H Shares subscription agreement dated 8 March 2010 entered into between the Company and Nan Lung respectively.

Save as disclosed above, as at 30 June 2010, to the best knowledge of the directors, chief executives and supervisors of the Company, no other person (other than the directors, chief executive or supervisors) had an interest or short position in the Shares or underlying Shares as recorded in the register of the Company required to be kept under section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any Shares during the first half of 2010.

INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY

As at 30 June 2010, none of the directors, chief executives or supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Appendix 10 of the Listing Rules.

HUMAN RESOURCES

As at 30 June 2010, the Group had an aggregate of 49,018 employees. The wages of the Group's employees consist of basic salaries and bonuses.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 30 June 2010, the Group's deposits placed with financial institutions or other parties did not include any designated deposits or overdue time deposits against which the Group failed to receive repayments.

THE MODEL CODE

Having made specific enquiries with all the directors of the Company, the directors of the Company have for the six months ended 30 June 2010 complied with the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules. The Company has not adopted a code of conduct less stringent than the "Model Code for Securities Transactions by Directors of Listed Issuers" regarding securities transactions of the directors of the Company.

THE CODE OF CORPORATE GOVERNANCE PRACTICES

The directors of the Company consider that, for the six months ended 30 June 2010, the Group was in compliance with the Code of Corporate Governance Practices set out in Appendix 14 of the Listing Rules.

AUDIT COMMITTEE

The audit committee of the Company has reviewed with the management and the external auditors the accounting principles and practices adopted by the Group and discussed the financial reporting matters including the review of the interim financial report prepared in accordance with the International Accounting Standards 34.

By order of the Board
Si Xian Min
Chairman of the Board

Guangzhou, the PRC
16 August 2010

OPERATING DATA SUMMARY

	Six months ended 30 June 2010	2009	2010 vs 2009 Increase/ (decrease)	(%)
Capacity				
Available seat kilometres (ASKs) (million)				
– Domestic	**56,760**	49,430	7,330	14.8
– Hong Kong, Macau and Taiwan	**1,144**	856	288	33.6
– International	**9,892**	7,702	2,190	28.4
Total	**67,796**	57,988	9,808	16.9
Available tonne kilometres (ATKs) (million)				
– Domestic	**6,700**	5,860	840	14.3
– Hong Kong, Macau and Taiwan	**130**	99	31	31.3
– International	**2,141**	1,251	890	71.1
Total	**8,971**	7,210	1,761	24.4
Kilometres flown (thousand)	**416,948**	348,787	68,161	19.5
Hours flown (thousand)	**667**	564	103	18.3
Number of landing and takeoff (thousand)	**331**	288	43	14.9
Traffic				
Revenue passenger kilometres (RPKs) (million)				
– Domestic	**44,563**	37,855	6,708	17.7
– Hong Kong, Macau and Taiwan	**857**	579	278	48.0
– International	**7,378**	4,950	2,428	49.1
Total	**52,798**	43,384	9,414	21.7
Revenue tonne kilometres (RTKs) (million)				
– Domestic	**4,608**	3,883	725	18.7
– Hong Kong, Macau and Taiwan	**82**	55	27	49.1
– International	**1,388**	650	738	113.5
Total	**6,078**	4,588	1,490	32.5

	Six months ended 30 June		**2010 vs 2009**	
	2010	2009	**Increase/ (decrease)**	(%)
Passengers carried (thousand)				
– Domestic	**33,025**	28,575	4,450	15.6
– Hong Kong, Macau and Taiwan	**758**	576	182	31.6
– International	**2,445**	1,799	646	35.9
Total	**36,228**	30,950	5,278	17.1
Cargo and mail carried (thousand tonnes)				
– Domestic	**411**	330	81	24.5
– Hong Kong, Macau and Taiwan	**6**	4	2	50.0
– International	**95**	38	57	150.0
Total	**512**	372	140	37.6
Load factors				
Passenger load factor (RPK/ASK) (%)				
– Domestic	**78.5**	76.6	1.9	2.5
– Hong Kong, Macau and Taiwan	**74.9**	67.6	7.3	10.8
– International	**74.6**	64.3	10.3	16.0
Overall	**77.9**	74.8	3.1	4.1
Overall load factor (RTK/ATK) (%)				
– Domestic	**68.8**	66.3	2.5	3.8
– Hong Kong, Macau and Taiwan	**63.1**	55.6	7.5	13.5
– International	**64.8**	52.0	12.8	24.6
Overall	**67.8**	63.6	4.2	6.6
Breakeven load factor (%)	**65.9**	67.5	(1.6)	(2.4)
Yield				
Yield per RPK (RMB)				
– Domestic	**0.58**	0.51	0.07	13.7
– Hong Kong, Macau and Taiwan	**0.84**	0.80	0.04	5.0
– International	**0.56**	0.56	–	–
Overall	**0.58**	0.52	0.06	11.5
Yield per cargo and mail tonne kilometre (RMB)	**1.76**	1.62	0.14	8.6

	Six months ended 30 June 2010	2009	2010 vs 2009 Increase/ (decrease)	(%)
Yield per RTK (RMB)				
– Domestic	**5.81**	5.13	0.68	13.3
– Hong Kong, Macau and Taiwan	**9.22**	8.80	0.42	4.8
– International	**3.99**	4.89	(0.90)	(18.4)
Overall	**5.44**	5.14	0.30	5.8
Fleet				
Total number of aircraft at period end				
– Boeing	**198**	182	16	8.8
– Airbus	**181**	150	31	20.7
– McDonnell Douglas	**13**	20	(7)	(35.0)
– Others	**11**	11	–	–
Total	**403**	363	40	11.0
Aircraft utilisation rate (hours per day)	**9.56**	9.23	0.33	3.6
Financial				
Operating cost per ATK (RMB)	**3.61**	3.47	0.14	4.0

CONSOLIDATED INCOME STATEMENT

for the six months ended 30 June 2010 – unaudited
(Expressed in Renminbi)

	Note	Six months ended 30 June 2010 RMB million	2009 RMB million
Operating revenue			
Traffic revenue		**33,074**	23,598
Other operating revenue		**863**	670
Total operating revenue	3(c)	**33,937**	24,268
Operating expenses			
Flight operations		**17,923**	12,906
Maintenance		**2,559**	2,128
Aircraft and traffic servicing		**4,984**	4,321
Promotion and sales		**2,360**	1,857
General and administrative		**985**	797
Depreciation and amortisation		**3,342**	2,908
Others		**204**	117
Total operating expenses		**32,357**	25,034
Other net income	5	**192**	1,562
Operating profit		**1,772**	796
Interest income		**28**	27
Interest expense	7(a)	**(615)**	(871)
Share of associates' results		**28**	40
Share of jointly controlled entities' results		**73**	139
Gain on sale of jointly controlled entity classified as held for sale, net	8	**1,078**	–
(Loss)/gain on derivative financial instruments, net		**(12)**	61
Exchange gain, net		**275**	36
Gain on deemed disposal of a subsidiary	13	**17**	–
Profit before taxation	7	**2,644**	228
Income tax expense	6	**(415)**	(93)
Profit for the period		**2,229**	135
Attributable to:			
Equity shareholders of the Company		**2,071**	25
Non-controlling interests		**158**	110
Profit for the period		**2,229**	135
Earnings per share	10		
Basic and diluted		**RMB0.259**	RMB0.004

The notes on pages 20 to 41 form part of this interim financial report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2010 – unaudited
(Expressed in Renminbi)

	Note	Six months ended 30 June **2010** **RMB million**	 2009 RMB million
Profit for the period		**2,229**	135
Other comprehensive income for the period (after tax and reclassification adjustments):			
Available-for-sale securities: net movement in fair value reserve	*9*	**(22)**	50
Total comprehensive income for the period		**2,207**	185
Attributable to:			
Equity shareholders of the Company		**2,056**	65
Non-controlling interests		**151**	120
Total comprehensive income for the period		**2,207**	185

The notes on pages 20 to 41 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET

at 30 June 2010 – unaudited
(Expressed in Renminbi)

	Note	At 30 June 2010 RMB million	At 31 December 2009 RMB million
Non-current assets			
Property, plant and equipment, net	*11*	**73,654**	63,673
Construction in progress	*12*	**14,592**	18,059
Lease prepayments		**529**	516
Interest in associates		**281**	257
Interest in jointly controlled entities	*13*	**835**	728
Other investments in equity securities		**167**	166
Lease deposits		**545**	564
Available-for-sale equity securities		**69**	93
Deferred tax assets		**610**	479
Other assets		**532**	558
		91,814	85,093
Current assets			
Inventories		**1,327**	1,256
Trade and other receivables	*14*	**3,628**	2,767
Prepaid expenses and other current assets		**659**	711
Amounts due from related companies	*21(d)*	**81**	51
Cash and cash equivalents	*15*	**6,503**	4,343
		12,198	9,128
Asset classified as held for sale	*8*	**–**	529
		12,198	9,657
Current liabilities			
Financial liabilities		**36**	44
Bank and other loans	*16*	**19,657**	17,452
Obligations under finance leases		**1,548**	1,431
Trade and bills payable	*17*	**2,465**	4,992
Sales in advance of carriage		**2,553**	2,196
Deferred revenue		**391**	316
Income tax payable		**451**	44
Amounts due to related companies	*21(d)*	**115**	94
Accrued expenses		**8,803**	8,153
Other liabilities		**3,371**	3,376
		39,390	38,098
Net current liabilities		**(27,192)**	(28,441)
Total assets less current liabilities		**64,622**	56,652

CONSOLIDATED BALANCE SHEET (cont'd)

at 30 June 2010 – unaudited
(Expressed in Renminbi)

	Note	At 30 June 2010 RMB million	At 31 December 2009 RMB million
Non-current liabilities and deferred items			
Bank and other loans	*16*	**33,004**	27,875
Obligations under finance leases		**12,360**	11,887
Deferred revenue		**682**	594
Provision for major overhauls		**1,094**	953
Provision for early retirement benefits		**126**	148
Deferred benefits and gains		**1,016**	1,080
Deferred tax liabilities		**892**	853
		49,174	43,390
Net assets		**15,448**	13,262
Capital and reserves			
Share capital	*18*	**8,003**	8,003
Reserves	*19*	**4,406**	2,348
Total equity attributable to equity shareholders of the Company		**12,409**	10,351
Non-controlling interests		**3,039**	2,911
Total equity		**15,448**	13,262

Approved and authorised for issue by the board of directors on 16 August 2010.

Si Xian Min	**Tan Wan Geng**	**Xu Jie Bo**
Director	*Director*	*Director*

The notes on pages 20 to 41 form part of this interim financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2010 – unaudited
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company							
	Share capital RMB million	Share premium RMB million	Fair value reserves RMB million	Other reserves RMB million (Note (a))	Accumulated losses RMB million	Total RMB million	Non-controlling interests RMB million	Total equity RMB million
Balance at 1 January 2009	6,561	3,138	18	753	(3,449)	7,021	2,458	9,479
Changes in equity for the six months ended 30 June 2009:								
Paid in capital from non-controlling equity holders of subsidiaries	–	–	–	–	–	–	261	261
Government contributions *(Note 19(c))*	–	–	–	1	–	1	–	1
Total comprehensive income for the period	–	–	40	–	25	65	120	185
Balance at 30 June 2009 and 1 July 2009	6,561	3,138	58	754	(3,424)	7,087	2,839	9,926
Changes in equity for the six months ended 31 December 2009:								
Issuance of shares *(Note 10)*	1,442	1,538	–	–	–	2,980	–	2,980
Liquidation of subsidiaries	–	–	–	–	–	–	(6)	(6)
Distributions to non-controlling shareholders	–	–	–	–	–	–	(10)	(10)
Total comprehensive income for the period	–	–	(21)	–	305	284	88	372
Balance at 31 December 2009	8,003	4,676	37	754	(3,119)	10,351	2,911	13,262

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (cont'd)

for the six months ended 30 June 2010 – unaudited
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company							
	Share capital RMB million	Share premium RMB million	Fair value reserves RMB million	Other reserves RMB million (Note (a))	Accumulated losses RMB million	Total RMB million	Non-controlling interests RMB million	Total equity RMB million
Balance at 1 January 2010	8,003	4,676	37	754	(3,119)	10,351	2,911	13,262
Changes in equity for the six months ended 30 June 2010:								
Elimination of non-controlling interest due to loss of control of a subsidiary *(Note 13)*	–	–	–	–	–	–	(2)	(2)
Distributions to non-controlling shareholders	–	–	–	–	–	–	(6)	(6)
Acquisition of remaining equity interest of a subsidiary from a non-controlling shareholder *(Note (b))*	–	–	–	–	–	–	(15)	(15)
Government contributions *(Note19(c))*	–	–	–	2	–	2	–	2
Total comprehensive income for the period	–	–	(15)	–	2,071	2,056	151	2,207
Balance at 30 June 2010	8,003	4,676	22	756	(1,048)	12,409	3,039	15,448

Note (a): Other reserves represent statutory surplus reserve, discretionary surplus reserve and others.

Note (b): In June 2010, China Southern Airlines Group Air Catering Company Limited ("CSA Catering"), a subsidiary of the Company, acquired 49% equity interest in its subsidiary, Xinjiang Air Catering Company Limited ("Xinjiang Catering"), from the non-controlling shareholder of Xinjiang Catering at a consideration of RMB15 million. Xinjiang Catering became a wholly-owned subsidiary of CSA Catering since then.

The notes on pages 20 to 41 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2010 – unaudited
(Expressed in Renminbi)

	Six months ended 30 June	
	2010	2009
	RMB million	RMB million
Net cash generated from operating activities	**2,118**	3,005
Net cash used in investing activities	**(6,838)**	(8,549)
Net cash from financing activities	**6,880**	5,621
Net increase in cash and cash equivalents	**2,160**	77
Cash and cash equivalents at 1 January	**4,343**	4,649
Cash and cash equivalents at 30 June	**6,503**	4,726

The notes on pages 20 to 41 form part of this interim financial report.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT

for the six months ended 30 June 2010
(Expressed in Renminbi)

1 BASIS OF PREPARATION

This interim financial report of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard ("IAS") 34, *Interim Financial Reporting*, issued by the International Accounting Standards Board ("IASB"). It was authorised for issue on 16 August 2010.

At 30 June 2010, the Group's current liabilities exceeded its current assets by RMB27,192 million, which includes bank and other loans repayable within one year of RMB19,657 million. In preparing the interim financial report, the directors have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short term obligations and capital expenditure requirements. Accordingly, the interim financial report has been prepared on a basis that the Group will be able to continue as a going concern.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2009 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2010 annual financial statements. Details of these changes in accounting policies are set out in Note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the 2009 annual financial statements. The condensed interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs").

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, *Review of interim financial information performed by the independent auditor of the entity*, issued by the Hong Kong Institute of Certified Public Accountants. KPMG's independent review report to the Board of Directors is included on page 42.

The financial information relating to the financial year ended 31 December 2009 that is included in the interim financial report as being previously reported information does not constitute the Group's annual financial statements prepared under IFRSs for that financial year but is derived from those financial statements. The Group's annual financial statements for the year ended 31 December 2009 are available at the Company's registered office. The independent auditor has expressed an unqualified opinion on those financial statements in the audit report dated 12 April 2010.

2 CHANGES IN ACCOUNTING POLICIES

The IASB has issued two revised IFRSs, a number of amendments to IFRSs and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group's financial statements:

- IFRS 3 (revised 2008), *Business combinations*
- Amendments to IAS 27, *Consolidated and separate financial statements*
- Improvements to IFRSs (2009)

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

These developments resulted in changes in accounting policies but none of these changes in policies have a material impact on the current or comparative periods, for the following reasons:

- The impact of the majority of the revisions to IFRS 3 and IAS 27 have not yet had a material effect on the Group's financial statements as these changes will first be effective as and when the Group enters into a relevant transaction (for example, a business combination) and there is no requirement to restate the amounts recorded in respect of previous such transactions.
- The impact of IAS 27 (in respect of loss of control of a subsidiary and allocation of losses to non-controlling interests (previously known as minority interests) in excess of their equity interest) have had no material impact as there is no requirement to restate amounts recorded in previous periods.
- The amendment introduced by the *Improvements to IFRSs (2009)* omnibus standard in respect of IAS 17, *Leases*, have had no material impact as the Group considers current classification of interests in leasehold land as operating leases remains appropriate.

2 CHANGES IN ACCOUNTING POLICIES (cont'd)

Further details of these changes in accounting policies are as follows:

- As a result of the adoption of IFRS 3 (revised 2008), any business combination acquired on or after 1 January 2010 will be recognised in accordance with the new requirements and detailed guidance contained in IFRS 3 (revised 2008). These include the following changes in accounting policies:

  – Transaction costs that the Group incurs in connection with a business combination, such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees, will be expensed as incurred, whereas previously they were accounted for as part of the cost of the business combination and therefore impacted the amount of goodwill recognised.

  – If the Group holds interests in the acquiree immediately prior to obtaining control, these interests will be treated as if disposed of and re-acquired at fair value on the date of obtaining control. Previously, the step-up approach would have been applied, whereby goodwill was computed as if accumulated at each stage of the acquisition.

  – Contingent consideration will be measured at fair value at the acquisition date. Any subsequent changes in the measurement of that contingent consideration will be recognised in profit or loss, unless they arise from obtaining additional information about facts and circumstances that existed at the acquisition date within 12 months from the date of acquisition (in which case they will be recognised as an adjustment to the cost of the business combination). Previously, contingent consideration was recognised at the acquisition date only if payment of the contingent consideration was probable and it could be measured reliably. All subsequent changes in the measurement of contingent consideration and from its settlement were previously recognised as an adjustment to the cost of the business combination and therefore impacted the amount of goodwill recognised.

  – If the acquiree has accumulated tax losses or other temporary deductible differences and these fail to meet the recognition criteria for deferred tax assets at the date of acquisition, then any subsequent recognition of these assets will be recognised in profit or loss, rather than as an adjustment to goodwill as was previously the policy.

  – In addition to the Group's existing policy of measuring the non-controlling interests (previously known as the "minority interests") in the acquiree at the non-controlling interest's proportionate share of the acquiree's net identifiable assets, in future the Group may elect, on a transaction by transaction basis, to measure the non-controlling interest at fair value.

  In accordance with the transitional provisions in IFRS 3 (revised 2008), these new accounting policies will be applied prospectively to any business combinations in the current or future periods. The new policy in respect of recognition in the movement of deferred tax assets will also be applied prospectively to accumulated tax losses and other temporary deductible differences acquired in previous business combinations. No adjustments have been made to the carrying values of assets and liabilities that arose from business combinations whose acquisition dates preceded the application of this revised standard.

2 CHANGES IN ACCOUNTING POLICIES (cont'd)

- As a result of the adoption of IAS 27 (amended 2008), the following changes in policies will be applied as from 1 January 2010:

  - If the Group acquires an additional interest in a non-wholly owned subsidiary, the transaction will be accounted for as a transaction with equity shareholders (the non-controlling interests) in their capacity as owners and therefore no goodwill will be recognised as a result of such transactions. Similarly, if the Group disposes of part of its interest in a subsidiary but still retains control, this transaction will also be accounted for as a transaction with equity shareholders (the non-controlling interests) in their capacity as owners and therefore no profit or loss will be recognised as a result of such transactions. Previously, the Group treated such transactions as step-up transactions and partial disposals, respectively.

  - If the Group's non-wholly owned subsidiaries incur losses, these losses incurred will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non-controlling interests. Previously, if the allocation of losses to the non-controlling interests would have resulted in a deficit balance, the losses were only allocated to the non-controlling interests if the non-controlling interests were under a binding obligation to make good the losses. In accordance with the transitional provisions in IAS 27, this new accounting policy is being applied prospectively and therefore previous periods have not been restated.

  In accordance with the transitional provisions in IAS 27, these new accounting policies will be applied prospectively to transactions in current or future periods and therefore previous periods have not been restated.

- In order to be consistent with the above amendments to IFRS 3 and IAS 27, and as a result of amendments to IAS 28, *Investments in associates*, and IAS 31, *Interests in joint ventures*, the following policies will be applied as from 1 January 2010:

  - If the Group holds interests in the acquiree immediately prior to obtaining significant influence or joint control, these interests will be treated as if disposed of and re-acquired at fair value on the date of obtaining significant influence or joint control. Previously, the step-up approach would have been applied, whereby goodwill was computed as if accumulated at each stage of the acquisition.

  - If the Group loses significant influence or joint control, the transaction will be accounted for as a disposal of the entire interest in that investee, with any remaining interest being recognised at fair value as if re-acquired. Previously, such transactions were treated as partial disposals.

  Consistent with the transitional provisions in IFRS 3 and IAS 27, these new accounting policies will be applied prospectively to transactions in current or future periods and therefore previous periods have not been restated.

2 CHANGES IN ACCOUNTING POLICIES (cont'd)

- As a result of the amendment to IAS 17, *Leases*, arising from the *Improvements to IFRSs (2009)* omnibus standard, the Group has re-evaluated the classification of its interests in leasehold land as to whether, in the Group's judgement, the lease transfers significantly all the risks and rewards of ownership of the land such that the Group is in a position economically similar to that of a purchaser. The Group has concluded that the classification of such leases as operating leases remains appropriate as the leases do not transfer significantly all the risks and rewards of ownership of the land to the Group.

3 SEGMENT REPORTING

(a) Business segments

The Group's network passenger and cargo operations are managed as a single business unit. The Group's chief operating decision maker makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the "airline business".

Financial results from other operating segments are below the quantitative threshold for determining reportable operating segments and consist primarily of business segments of aviation repair services, aviation training services, ground services, air catering and other miscellaneous services. These other operating segments are combined and reported as "all other segments". Inter-segment sales are based on prices set on an arm's length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group's chief operating decision maker monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People's Republic of China Accounting Standards for Business Enterprises ("PRC GAAP"). As such, the amount of each material reconciling item from the Group's reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 3(c).

3 SEGMENT REPORTING (cont'd)

(a) Business segments (cont'd)

Information regarding the Group's reportable segments as provided to the Group's chief operating decision maker for the purposes of resource allocation and assessment of segment performance is set out below.

	Airline business		All other segments		Total	
	2010	2009	**2010**	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million	**RMB million**	RMB million
For the six months ended 30 June 2010 and 30 June 2009						
Revenue from external customers	**34,483**	24,761	**198**	121	**34,681**	24,882
Inter-segment sales	**–**	–	**371**	294	**371**	294
Reportable segment revenue	**34,483**	24,761	**569**	415	**35,052**	25,176
Reportable segment profit/(loss) before taxation	**1,425**	(20)	**23**	33	**1,448**	13
Other segment information						
Interest income	**27**	25	**1**	2	**28**	27
Interest expense	**593**	843	**22**	28	**615**	871
Depreciation and amortisation	**3,344**	2,896	**34**	41	**3,378**	2,937
Impairment losses	**–**	14	**–**	–	**–**	14
Additions to non-current segment assets during the period	**10,090**	9,023	**9**	40	**10,099**	9,063
As at 30 June 2010 and 31 December 2009						
Reportable segment assets	**101,078**	91,322	**1,693**	1,776	**102,771**	93,098
Reportable segment liabilities	**87,549**	80,435	**1,150**	1,202	**88,699**	81,637

3 SEGMENT REPORTING (cont'd)

(b) Geographic information

	Six months ended 30 June 2010 RMB million	2009 RMB million
Domestic	**28,350**	21,164
Hong Kong, Macau and Taiwan	**787**	492
International*	**5,544**	3,226
	34,681	24,882

* Asian market accounted for approximately 71% (six months ended 30 June 2009: 78%) of the Group's total international traffic revenue during the period. The remaining portion was mainly derived from the Group's flights to/from European, North American and Australian regions.

The major revenue-earning assets of the Group are its aircraft fleet which is registered in the People's Republic of China ("PRC") and is employed across its worldwide route network. The chief operating decision maker considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(c) Reconciliation of reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies

		Six months ended 30 June 2010 RMB million	2009 RMB million
Revenue			
Reportable segment revenue		**35,052**	25,176
Elimination of inter-segment revenue		**(371)**	(294)
Reclassification of expired sales in advance of carriage	*(i)*	**102**	88
Reclassification of business tax	*(ii)*	**(846)**	(702)
Consolidated revenue		**33,937**	24,268

3 SEGMENT REPORTING (cont'd)

(c) Reconciliation of reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies (cont'd)

		Six months ended 30 June 2010 RMB million	2009 RMB million
Profit			
Reportable segment profit before taxation		**1,448**	13
Unallocated amounts*		**1,197**	227
Losses on lump sum housing benefits	*(iii)*	**(13)**	(13)
Revaluation of land use rights	*(iv)*	**2**	2
Adjustments arising from business combinations under common control	*(v)*	**(1)**	(4)
Capitalisation of exchange difference of specific loans	*(vi)*	**11**	3
Consolidated profit before taxation		**2,644**	228

		At 30 June 2010 RMB million	At 31 December 2009 RMB million
Assets			
Reportable segment assets		**102,771**	93,098
Elimination of inter-segment balances		**(145)**	(159)
Unallocated amounts*		**1,376**	1,797
Losses on lump sum housing benefits	*(iii)*	**53**	66
Revaluation of land use rights	*(iv)*	**(140)**	(142)
Adjustments arising from business combinations under common control	*(v)*	**–**	1
Capitalisation of exchange difference of specific loans	*(vi)*	**122**	111
Government grants	*(vii)*	**(39)**	(39)
Effect of the above adjustments on taxation		**14**	17
Consolidated total assets		**104,012**	94,750

3 SEGMENT REPORTING (cont'd)

(c) Reconciliation of reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies (cont'd)

	At 30 June 2010 RMB million	At 31 December 2009 RMB million
Liabilities		
Reportable segment liabilities	**88,699**	81,637
Eliminations of inter-segment balances	**(145)**	(159)
Effect of the above adjustments on taxation	**10**	10
Consolidated total liabilities	**88,564**	81,488

* Unallocated assets primarily include investments in associates and jointly controlled entities, available-for-sale securities and other investments in equity securities. Unallocated results primarily include the share of results of associates and jointly controlled entities, gain on sale of available-for-sale securities and gain on sale of asset classified as held for sale.

Notes:

(i) In accordance with the PRC GAAP, expired sales in advance of carriage is recorded under non-operating income. Under IFRSs, such income is recognised as other operating income.

(ii) In accordance with the PRC GAAP, business tax and surcharge is separately disclosed rather than deducted from revenue under IFRSs.

(iii) In accordance with the PRC GAAP, losses on the lump sum housing benefits executed by China Southern Air Holding Company ("CSAHC") are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are charged to the income statement, which are spread over the vesting benefit periods stipulated by the relevant contracts.

(iv) In accordance with the PRC GAAP, land use rights are carried at revalued amounts. Under IFRSs, land use rights are carried at cost with effect from 1 January 2002, and accordingly, the unamortised surplus on revaluation of land use rights was reversed against shareholders' equity.

(v) In accordance with the PRC GAAP, business combinations under common control should be accounted for by applying the pooling-of-interest method. The carrying amount of the assets and liabilities in the books of subsidiaries acquired were used for consolidation. Under IFRSs, purchase accounting is adopted. The assets and liabilities of the subsidiaries are recorded at fair value.

(vi) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in profit or loss unless the exchange difference represents an adjustment to interest.

(vii) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve, and amortised over the respective useful lives of corresponding assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

4 SEASONALITY OF OPERATIONS

The peak season of the aviation industry in China falls between July to October each year owing to the holiday season during that period. As a result, the Group normally experiences higher traffic demands during the holiday season and typically reports lower revenues and results for the first half of the year than the second half.

5 OTHER NET INCOME

	Six months ended 30 June	
	2010	2009
	RMB million	RMB million
Refund of Civil Aviation Administration of China ("CAAC") infrastructure development fund	**–**	1,328
Government subsidies	**196**	195
Gain on sale of available-for-sale equity securities	**–**	44
Gain on sale of aircraft and spare engines, net	**19**	11
Others	**(23)**	(16)
	192	1,562

Pursuant to the "Notice of refund of CAAC infrastructure development fund" jointly issued by CAAC and the Ministry of Finance of the PRC in 2009, RMB1,328 million of CAAC infrastructure development fund paid for the period from 1 July 2008 to 30 June 2009 was refunded in 2009. No such refund was recorded during the current period.

6 INCOME TAX EXPENSE

	Six months ended 30 June	
	2010	2009
	RMB million	RMB million
PRC income tax	**500**	56
Deferred tax	**(85)**	37
Income tax expense	**415**	93

In respect of the Group's overseas airline operations, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior periods.

6 INCOME TAX EXPENSE (cont'd)

The Corporate Income Tax Law of the PRC ("new tax law") took effect on 1 January 2008 and the statutory income tax rate adopted by the Company and its subsidiaries has been changed from 33% to 25% with effect from 1 January 2008.

Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

7 PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting):

		Six months ended 30 June	
		2010	2009
		RMB million	RMB million
(a)	*Interest expense*		
	Interest on bank and other loans	**528**	892
	Finance charges on obligations under finance leases	**205**	257
	Less: borrowing costs capitalised	**(118)**	(278)
		615	871
(b)	*Other items*		
	Jet fuel costs	**10,882**	6,659
	Depreciation		
	– Owned assets	**2,721**	2,265
	– Assets acquired under finance leases	**609**	642
	Other amortisation	**47**	36
	Amortisation of deferred benefits and gains	**(35)**	(35)
	Operating lease charges		
	– Aircraft and flight equipment	**2,391**	2,342
	– Land and buildings	**205**	204
	Staff costs	**3,627**	2,998
	Interest income	**(28)**	(27)
	Dividend income from other investments in equity securities	**(1)**	(3)

8 GAIN ON SALE OF JOINTLY CONTROLLED ENTITY CLASSIFIED AS HELD FOR SALE, NET

In 2009, the Company entered into an agreement with CSAHC to dispose of its entire equity interest in MTU Maintenance Zhuhai Co., Ltd. ("MTU") with carrying amount of RMB529 million to CSAHC. As at 31 December 2009, the investment in MTU was classified as asset held for sale.

The sale was completed in February 2010. The Company received the consideration of RMB1,608 million from CSAHC in February 2010 and recorded a gain of RMB1,078 million.

9 OTHER COMPREHENSIVE INCOME

Available-for-sale equity securities

	Six months ended 30 June	
	2010	2009
	RMB million	RMB million
Changes in fair value recognised during the period	**(22)**	83
Reclassification adjustments for amounts transferred to profit or loss		
– gain on disposal	**–**	(33)
Net movement in the fair value reserve during the period recognised in other comprehensive income	**(22)**	50

10 EARNINGS PER SHARE

The calculation of basic earnings per share for the six months ended 30 June 2010 is based on the profit attributable to equity shareholders of the Company of RMB2,071 million (six months ended 30 June 2009: RMB25 million) and the weighted average of 8,003,567,000 shares (six months ended 30 June 2009: 6,561,267,000 shares) in issue during the interim period.

On 20 August 2009 and 21 August 2009, the Company issued 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung Holding Ltd. ("Nan Lung"), a wholly-owned subsidiary of CSAHC, respectively.

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior periods.

11 PROPERTY, PLANT AND EQUIPMENT, NET

During the six months ended 30 June 2010, the Group acquired aircraft with an aggregate cost of RMB12,065 million (six months ended 30 June 2009: RMB5,461 million).

12 CONSTRUCTION IN PROGRESS

The construction in progress mainly relates to advance payments for the acquisition of aircraft and flight equipment and progress payments for other construction projects. During the six months ended 30 June 2010, the Group incurred capital expenditure in respect of construction in progress amounting to RMB3,779 million (six months ended 30 June 2009: RMB4,816 million), and transferred RMB7,211 million (six months ended 30 June 2009: RMB2,851 million) to property, plant and equipment.

13 INTEREST IN JOINTLY CONTROLLED ENTITIES

During the six months ended 30 June 2010, a third party made a capital contribution of RMB37 million to China Southern West Australian Flying College Pty Ltd. ("Flying College"), a former 91% owned subsidiary of the Company. This diluted the Company's interest in Flying College from 91% to 48.12%, which became a jointly controlled entity of the Company.

The retained non-controlling equity interest in Flying College is remeasured to its fair value at the date when control was lost and a gain on deemed disposal of a subsidiary of RMB17 million is recorded during the period.

14 TRADE AND OTHER RECEIVABLES

	At 30 June 2010 RMB million	At 31 December 2009 RMB million
Trade receivables	**2,132**	1,359
Other receivables	**1,496**	1,408
	3,628	2,767

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	At 30 June 2010 RMB million	At 31 December 2009 RMB million
Within 1 month	**1,760**	1,191
More than 1 month but less than 3 months	**334**	147
More than 3 months but less than 12 months	**38**	21
	2,132	1,359

15 CASH AND CASH EQUIVALENTS

	At 30 June 2010 RMB million	At 31 December 2009 RMB million
Deposits with banks	**2,880**	1,116
Cash at bank and in hand	**3,623**	3,227
Cash and cash equivalents in the consolidated balance sheet and condensed consolidated cash flow statement	**6,503**	4,343

16 BANK AND OTHER LOANS

Bank and other loans are analysed as follows:

	At 30 June 2010 RMB million	At 31 December 2009 RMB million
Non-interest bearing and unsecured	**3**	3
Interest bearing and secured	**21,781**	17,677
Interest bearing and unsecured	**30,877**	27,647
Total bank and other loans	**52,661**	45,327
Less: loans due within one year classified as current liabilities	**19,657**	17,452
Loans due after one year	**33,004**	27,875

17 TRADE AND BILLS PAYABLE

	At 30 June 2010 RMB million	At 31 December 2009 RMB million
Bills payable	**509**	3,207
Trade payables	**1,956**	1,785
	2,465	4,992

The ageing analysis of trade and bills payable as of the balance sheet date is as follows:

	At 30 June 2010 RMB million	At 31 December 2009 RMB million
Within 1 month	**1,674**	1,873
More than 1 month but less than 3 months	**371**	1,545
More than 3 months but less than 6 months	**399**	1,566
More than 6 months but less than 1 year	**21**	8
	2,465	4,992

18 SHARE CAPITAL

On 8 March 2010, the board of the Company approved (i) the placement of not more than 1,766,780,000 new A shares to not more than 10 specific investors (subject to the maximum number as permitted by PRC laws and regulations at the time of the issuance) including CSAHC, at the same subscription price of not less than RMB5.66 per A share; and (ii) the placement of not more than 312,500,000 new H shares to Nan Lung, at the subscription price of not less than HKD2.73 per H share.

On the same date, the Company entered into the A shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and the Company conditionally agreed to allot and issue new A shares of not more than 132,510,000 at the subscription price of not less than RMB5.66 per A share. In addition, the Company and Nan Lung entered into the H shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and the Company conditionally agreed to allot and issue new H shares of not more than 312,500,000 at the subscription price of not less than HKD2.73 per H share.

The above placement and subscription agreements were approved in the Extraordinary General Meeting and the respective Meetings of shareholders of A and H shares on 30 April 2010 and are pending approval from the relevant security regulatory authorities.

19 RESERVES AND DIVIDENDS

(a) Dividends

The board of directors does not recommend the payment of an interim dividend for the six months ended 30 June 2010. No interim dividend was paid in respect of the six months ended 30 June 2009.

(b) Statutory surplus reserve

No transfer to statutory surplus reserve has been made during the six months ended 30 June 2010 (six months ended 30 June 2009: Nil).

(c) Government contributions

Pursuant to the "Notice of approval for funds to be used specifically for the reconstruction" issued by the CAAC, national funds amounted to RMB2 million (six months ended 30 June 2009: RMB1 million) were contributed by the PRC government during the period. Such funds are to be used specifically for the reconstruction of Nanyang Airport.

According to the requirements of the relevant notice, the national funds were designated as capital contribution and vested solely by the PRC government. They can be converted to share capital of the entities receiving the funds upon approval by their shareholders and completion of other procedures.

20 CAPITAL COMMITMENTS

At 30 June 2010, the Group had capital commitments as follows:

	At 30 June 2010 RMB million	At 31 December 2009 RMB million
Commitments in respect of aircraft and flight equipment		
– authorised and contracted for	**57,061**	57,890
– authorised but not contracted for	**–**	7,953
	57,061	65,843
Other commitments		
– authorised and contracted for	**536**	462
– authorised but not contracted for	**1,403**	1,399
	1,939	1,861
	59,000	67,704

21 MATERIAL RELATED PARTY TRANSACTIONS

(a) Key management personnel remuneration

Key management personnel receive compensation in the form of fees, salaries, allowances, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB3.16 million for the six months ended 30 June 2010 (six months ended 30 June 2009: RMB3.85 million). Such remuneration is included in "staff costs" as disclosed in Note 7.

(b) Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff.

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 8% to 23% (2009: 10% to 25%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

In addition, the Group has established a supplementary defined contribution retirement scheme for the benefit of employees in accordance with relevant regulations in the PRC. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make contributions not exceeding one-twelfth of the prior year's total salaries.

21 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), and the associates and jointly controlled entities of the Group

	Six months ended 30 June	
	2010	2009
	RMB million	RMB million
Expenses paid to the CSAHC Group		
Handling charges	**32**	31
Commission expenses	**1**	1
Lease charges for land and buildings	**55**	54
Property management fee	**16**	17
Expenses paid to jointly controlled entities and an associate		
Ground service expenses	**–**	36
Repairing charges	**568**	682
Flight simulation service charges	**102**	87
Advertising expenses	**17**	12
Training expenses	**7**	–
Income received from a jointly controlled entity		
Rental income	**16**	16
Disposal to the CSAHC Group		
Consideration for disposal of equity interest in MTU *(Note 8)*	**1,608**	–

21 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(d) Balances with the CSAHC Group, and the associate and jointly controlled entities of the Group

	At 30 June 2010 RMB million	At 31 December 2009 RMB million
Receivables		
The CSAHC Group	**–**	6
Associates	**13**	14
Jointly controlled entities	**68**	31
	81	51
Payables		
The CSAHC Group	**101**	43
Jointly controlled entities	**14**	51
	115	94

The amounts due from/to the CSAHC Group, the associates and jointly controlled entities of the Group are unsecured, interest free and have no fixed terms of repayment.

21 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(e) Loans from and deposits placed with Southern Airlines Group Finance Company Limited ("SA Finance") (a PRC authorised financial institution controlled by CSAHC and an associate of the Group)

(i) Loans from SA Finance

At 30 June 2010, loans from SA Finance to the Group amounted to RMB1,169 million (31 December 2009: RMB819 million).

The loans were unsecured and repayable as follows:

	At 30 June 2010 RMB million	At 31 December 2009 RMB million
Within 1 year	**510**	400
After 2 years but within 5 years	**659**	419
	1,169	819

During the six months ended 30 June 2010, interest expense paid on such loans amounted to RMB26 million (six months ended 30 June 2009: RMB55 million) and the interest rates ranged from 1.25% to 4.86% per annum during the period (six months ended 30 June 2009: 3.94% to 7.56% per annum).

(ii) Deposits placed with SA Finance

At 30 June 2010, the Group's deposits with SA Finance amounted to RMB907 million (31 December 2009: RMB862 million). The applicable interest rates were determined in accordance with the rates published by the People's Bank of China.

Interest income received on such deposits amounted to RMB7 million (six months ended 30 June 2009: RMB6 million).

21 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(f) Guarantees from CSAHC

At 30 June 2010, certain bank loans of the Group amounted to RMB442 million (31 December 2009: RMB512 million) were guaranteed by CSAHC.

(g) Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those disclosed in this interim financial report, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

- Transportation services;
- Leasing arrangements;
- Purchase of equipment;
- Purchase of ancillary materials and spare parts;
- Ancillary and social services; and
- Financial services arrangement.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Group's pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the interim financial report, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

21 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(g) Transactions with other state-controlled entities (cont'd)

(i) The Group's transactions with other state-controlled entities, including state-controlled banks in the PRC

	Six months ended 30 June	
	2010	2009
	RMB million	RMB million
Jet fuel cost	**9,059**	6,230
Interest income	**16**	9
Interest expense	**429**	662

(ii) The Group's balances with other state-controlled entities, including state-controlled banks in the PRC

	At 30 June 2010	At 31 December 2009
	RMB million	RMB million
Trade and bills payables – jet fuel	**1,113**	3,709
Cash and deposits at bank	**4,994**	3,174
Short-term bank loans and current portion of long-term bank loans	**18,303**	16,068
Long-term bank loans, less current portion	**31,185**	26,646

22 CONTINGENT LIABILITIES

(a) The Group leased certain properties and buildings from CSAHC which are located in Guangzhou, Wuhan and Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use the certain properties and buildings.

(b) The Group entered into agreements with its pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB316 million (31 December 2009: RMB293 million) to be granted to its pilot trainees to finance their respective flight training expenses. As at 30 June 2010, an aggregate of personal bank loans of RMB129 million (31 December 2009: RMB60 million) under these guarantees, were drawn down from the banks.

KPMG

REVIEW REPORT TO THE BOARD OF DIRECTORS OF
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Incorporated in The People's Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial report set out on pages 13 to 41 which comprises the consolidated balance sheet of China Southern Airlines Company Limited as of 30 June 2010 and the related consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity and condensed consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2010 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim financial reporting.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
The People's Republic of China

16 August 2010

SUPPLEMENTARY INFORMATION TO THE INTERIM FINANCIAL REPORT

(Expressed in Renminbi)

RECONCILIATION STATEMENTS OF DIFFERENCES IN INTERIM FINANCIAL REPORT PREPARED UNDER DIFFERENT GAAPS

(1) The effect of the differences between PRC GAAP and IFRSs on net profit attributable to equity shareholders of the Company is analysed as follows:

		Six months ended 30 June	
		2010	2009
	Note	**RMB million**	RMB million
Amounts under PRC GAAP		**2,076**	38
Adjustments:			
Losses on staff housing allocations	*(a)*	**(13)**	(13)
Revaluation of land use rights	*(b)*	**2**	2
Adjustments arising from business combinations under common control	*(c)*	**(1)**	(4)
Capitalisation of exchange difference of specific loans	*(d)*	**11**	3
Effect of the above adjustments on taxation		**(3)**	(1)
Effect of non-controlling interests of the above adjustments		**(1)**	–
Total		**(5)**	(13)
Amounts under IFRSs		**2,071**	25

(2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

	Note	**30 June 2010 RMB million**	31 December 2009 RMB million (restated, note (f))
Amounts under PRC GAAP		**12,445**	10,382
Adjustments:			
Losses on staff housing allocations	*(a)*	**53**	66
Revaluation of land use rights	*(b)*	**(140)**	(142)
Adjustments arising from business combinations under common control	*(c)*	**–**	1
Capitalisation of exchange difference of specific loans	*(d)*	**122**	111
Government grants	*(e)*	**(39)**	(39)
Deficit balance within equity attributable to non-controlling interests	*(f)*	**(23)**	(23)
Effect of the above adjustments on taxation		**4**	7
Effect of non-controlling interests of the above adjustments		**(13)**	(12)
Total		**(36)**	(31)
Amounts under IFRSs		**12,409**	10,351

Notes:

(a) In accordance with the PRC GAAP, losses on the lump sum housing benefits executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are charged to the income statement, which are spread over the vesting benefit periods stipulated by the relevant contracts.

(b) In accordance with the PRC GAAP, land use rights are carried at revalued amounts. Under IFRSs, land use rights are carried at cost with effect from 1 January 2002, and accordingly, the unamortised surplus on revaluation of land use rights was reversed against shareholders' equity.

(c) In accordance with the PRC GAAP, business combinations under common control should be accounted for by applying the pooling-of-interest method. The carrying amount of the assets and liabilities in the books of subsidiaries acquired were used for consolidation. Under IFRSs, purchase accounting is adopted. The assets and liabilities of the subsidiaries are recorded at fair value.

(d) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in profit or loss unless the exchange difference represents an adjustment to interest.

(e) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve, and amortised over the respective useful lives of corresponding assets. Under IFRSs, government grants relating to purchase of fixed assets are offset against the cost of assets when utilised.

(f) For both PRC GAAP and IFRSs, from 1 January 2010, any losses incurred by a non-wholly owned subsidiary will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non-controlling interests. Under PRC GAAP, this new accounting policy is being applied retrospectively with previous periods figures restated. Under IFRSs, this new accounting policy is being applied prospectively and therefore previous periods have not been restated.